SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

H.T.E., INC.

(Name of Subject Company)

H.T.E., INC.

(Names of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

403926 10 8

(CUSIP Number of Class of Securities)

Joseph M. Loughry, III
President and Chief Executive Officer
H.T.E., Inc.
1000 Business Center Drive
Lake Mary, Florida 32746
(407) 304-3235

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a copy to:

Randolph H. Fields, Esq.
Greenberg Traurig, P.A.
450 S. Orange Avenue, Suite 650
Orlando, Florida 32801
Tel: (407) 420-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This amendment shows revisions made to the last paragraph of Item 2.

Item 2. Identity and Background of Filing Person.

     This Schedule 14D-9 is being filed by the subject company, H.T.E., Inc. The contact information for the Company is listed in Item 1 above.

     This Schedule 14D-9 relates to the cash tender offer by Lake Acquisition Corp. Inc., a Florida corporation (“Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“Parent” or “SunGard"), as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (“SEC”), dated February 14, 2003 (as amended or supplemented from time to time, the “Schedule TO”), offering to purchase all issued and outstanding shares of the Common Stock (the “Shares”) at a purchase price of $7.00 per Share, in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2003, filed herewith as Exhibit (a)(1) (the “Offer to Purchase”), and the related Letter of Transmittal filed herewith as Exhibit (a)(2) (the “Letter of Transmittal”), which, as may be amended and supplemented from time to time, together constitute the “Offer.” Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1) and (a)(2), respectively to the Schedule TO and are being furnished to the Company’s shareholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated February 4, 2003, by and among Parent, Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the “Merger Agreement"). The Merger Agreement provides, among other things, that, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”). Following the effective time of the Merger (the “Effective Time”), each of the Shares (other than Shares owned by Parent, Purchaser or the Company or any of their respective subsidiaries) will be converted into the right to receive the Offer Price and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. A copy of the Merger Agreement is being furnished to the Company’s shareholders concurrently with this Schedule 14D-9 pursuant to Section 609.1104 of the Florida Business Corporation Act (“FBCA”).

     Purchaser was organized by Parent to acquire the Company and has not conducted any unrelated activities since its organization. As set forth in the Schedule TO, the principal executive offices of both Parent and Purchaser are located at 1285 Drummers Lane, Wayne, Pennsylvania 19087-1586, and the telephone number for both Parent and Purchaser is (610) 341-8700.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Purchaser or Parent or obtained from reports or statements filed by Purchaser or Parent with the SEC, including, without limitation, the Schedule TO, and the Company has not verified the accuracy of such information.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule 14D-9 is true, complete and correct.

H.T.E., INC.

By: /s/ Joseph M. Loughry, III

Joseph M. Loughry, III President and Chief Executive Officer
Dated March 3, 2003

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